SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number: 000-21553

METROPOLITAN BANK AND TRUST 401(k) PLAN

(Full title of the plan)

METROPOLITAN BANK AND TRUST 401(k) PLAN

REPORT OF INDEPENDENT AUDITORS

Plan Administrator

Metropolitan Bank and Trust 401(k) Plan

Highland Hills, Ohio

We have audited the accompanying statements of net assets available for benefits of the Metropolitan Bank and Trust 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    CROWE CHIZEK AND COMPANY LLC

Crowe Chizek and Company LLC

Columbus, Ohio

May 16, 2003

METROPOLITAN BANK AND TRUST 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	2002	2001
ASSETS
Investments (Note 4)	$4,236,153	$3,974,204
Receivables
Employer contribution	—	77,203
Participant contributions	—	31,936
Loan payments	—	1,375

	—	110,514
Cash	30	—

Total assets	4,236,183	4,084,718
LIABILITIES
Accounts payable	—	56

NET ASSETS AVAILABLE FOR BENEFITS	$4,236,183	$4,084,662

See accompanying notes to financial statements.

METROPOLITAN BANK AND TRUST 401(k) PLAN

STATEMENTS OF CHANGES IN NETASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2002

Additions to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments (Note 4)	$(406,895)
Interest and dividends	54,933

(351,962)
Contributions
Employer	312,726
Participant	897,108
Rollovers	53,952

1,263,786

Total additions	911,824
Deductions from net assets attributed to:
Administrative expenses	37,968
Benefits paid to participants	722,335

Total deductions	760,303

Net increase	151,521
Net assets available for benefits
Beginning of year	4,084,662

End of year	$4,236,183

See accompanying notes to financial statements.

METROPOLITAN BANK AND TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Metropolitan Bank and Trust 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all eligible employees of Metropolitan Bank and Trust Company (the Bank). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees who have completed one month of service and are at least 21 years old are entitled to defer a portion of their salary to the plan.

Contributions: Participants may make salary deferral contributions at their discretion of up to 20% of annual compensation. Effective April 24, 2002, the Plan was amended to allow catch-up contributions to employees who are age 50 and older. Matching contributions are made by the employer on behalf of participants with at least one year of service who made elective compensation deferrals, at the rate of 50% of the first 6% of the participant’s compensation deferred under the plan. In addition to the employer matching contribution as described above, the Board of Directors of the Bank can provide for an additional contribution on a discretionary basis. The additional contribution is allocated based on annual compensation. To be eligible to receive the additional contribution, an employee must work 1,000 hours and be employed on the last day of the plan year.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, the Bank’s matching contribution and an allocation of the amount of a) the Bank’s discretionary contribution b) plan earnings, and c) forfeitures of terminated participants’ nonvested accounts. Forfeitures are allocated based on the ratio of a particular employee’s compensation to the total compensation of all employees participating in the plan. Plan earnings are allocated based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan.

Retirement, Death, or Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability regardless of years of service.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. Participants vest 20% per year of credited service and are 100% vested after five years of credited service.

Payment of Benefits: Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan or receive a lump-sum distribution.

(Continued)

METROPOLITAN BANK AND TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Loan Provisions: Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1 percent, which is commensurate with local prevailing rates.

Reclassification: Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Loans to Plan participants are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan provides for various investment options including any combination of mutual funds, employer common stock, fixed income securities, money market funds, and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Payment of Benefits: Benefits are recorded when paid.

(Continued)

METROPOLITAN BANK AND TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 4 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31, 2002
	Shares	Fair Value
Shares of registered investment companies
Calvert Income Fund	18,751	$306,771
Oppenheimer Capital Appreciation Fund	9,595	286,974
Royce Low Priced Stock Fund	24,812	241,918
Strong Opportunity Fund	7,989	229,283
Van Kampen Equity Income Fund	39,080	258,713
Van Kampen Growth and Income Fund	32,920	470,426
Charles Schwab Stable Value Fund	73,652	1,047,064
Metropolitan Financial Corp. Common Stock	75,964	367,666

	December 31, 2001
	Shares	Fair Value
Shares of registered investment companies
Van Kampen Growth and Income Fund	22,297	$379,264
Van Kampen Equity Income Fund	29,805	222,345
Strong Opportunity Fund	6,431	252,680
Royce Low Priced Stock Fund	18,385	214,551
Oppenheimer Capital Appreciation Fund	7,944	322,220
Dreyfus S&P 500 Index Fund	7,871	263,040
Charles Schwab Stable Value Fund	85,450	1,158,102

(Continued)

METROPOLITAN BANK AND TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 4 – INVESTMENTS (Continued)

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $406,895 as follows:

Net Appreciation (Depreciation)
Collective Investment Trust	$51,980
Registered investment companies	(593,725)
Metropolitan Financial Corp. Common stock	134,850

$(406,895)

NOTE 5 – TAX STATUS

Effective January 1, 2002, the Plan was restated for recent law changes. The Plan Sponsor adopted the restated version of a Non-Standardized Prototype Plan Document. The Internal Revenue Service has determined and informed the prototype plan sponsor, by a letter dated November 19, 2001, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Professional fees for the administration and audit of the Plan were paid by the Bank. Fees paid by the Plan to Charles Schwab Trust Company, Plan custodian and Invesmart, Inc., Plan recordkeeper totaled $8,492 and $29,476, respectively, for the year ended December 31, 2002.

The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2002	2001
Metropolitan Financial Corp. Common Stock, 75,964 and 59,237 shares, respectively	$367,666	$180,673
Charles Schwab Stable Value Fund, 73,652 and 85,450 shares, respectively	1,047,064	1,158,102
Schwab Retirement Money Fund, 1,213 and 831 shares, respectively	1,213	831

(Continued)

METROPOLITAN BANK AND TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 7 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $29,854 and $20,387 at December 31, 2002 and 2001, respectively.

NOTE 8 – EXPLANATION OF DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND AMOUNTS REPORTED ON FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the 5500:

	December 31,	December 31,
	2002	2001
Net asset available for benefits per the financial statements	$4,236,183	$4,084,662
Amounts allocated to withdrawing participants	—	(17,032)

Net assets available for benefits per Form 5500, Schedule H, Part I, line l	$4,236,183	$4,067,630

The following is a reconciliation of the net increase in plan assets per the financial statements for the year ended December 31, 2002, to Form 5500:

Net increase per the financial statements	$151,521
Add: Amounts allocated to withdrawing participants at December 31, 2001	17,032

Net increase per Form 5500	$168,553

NOTE 9 – PARTIAL PLAN TERMINATION

Effective December 17, 2002, the Board of Directors of the Bank determined that, due to the sale of the Bank’s Trust business, a partial plan termination had occurred with respect to the employees remaining in the Trust Department as of the date of closing on the sale of the Trust business. As a result of the partial plan termination, these employees were 100% vested in their account balances in the Plan.

(Continued)

METROPOLITAN BANK AND TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 10 – SUBSEQUENT EVENT

During 2003, Metropolitan Bank and Trust Company, the Plan Sponsor, was acquired by Sky Financial Group, Inc. As a result of this acquisition, a partial plan termination occurred due to the number of participants whose employment was terminated as a result of this acquisition. Therefore, these employees became 100% vested in their account balances in the Plan.

Sky Financial Group, Inc. intends to merge the Plan into the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan on January 1, 2004.

METROPOLITAN BANK AND TRUST 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

Name of plan sponsor: Metropolitan Bank and Trust Company
Employer identification number: 34-0847574
Three-digit plan number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Shares of registered investment companies
	Calvert Income Fund	18,751 shares		$ 306,771
	Citizens Emerging Growth Fund	4,888 shares		47,561
	Columbia High Yield Fund	2,099 shares		17,573
	Growth Fund of America	7,452 shares		137,643
	ING International Value Fund	6,536 shares		67,255
	Oppenheimer Capital Appreciation Fund	9,595 shares		286,974
	Oppenheimer Global Fund	3,819 shares		138,412
	PBHG Strategic Small Corp.	15,668 shares		143,366
	Schwab S&P 500 Investment Fund	11,931 shares		161,547
	Royce Low Priced Stock Fund	24,812 shares		241,918
	Strong Government Securities Fund	15,549 shares		173,216
	Strong Opportunity Fund	7,989 shares		229,283
	Van Kampen Equity Income Fund	39,080 shares		258,713
	Van Kampen Growth and Income Fund	32,920 shares		470,426
	Sit U.S. Government Securities Fund	3,246 shares		35,217
*	Charles Schwab Stable Value Fund	73,652 shares		1,047,064

				3,762,939
	Common stock
*	Metropolitan Financial Corp.	Common stock,
		75,964 shares		367,666
	Short-term investments
*	Schwab Retirement Money Fund	1,213 shares		1,213

	Participant loans	Highest interest rate – 10%

		Lowest interest rate – 5.25%
				104,335

				$4,236,153

*	Denotes party-in-interest
(d)	All investments are participant directed, therefore, historical cost information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

METROPOLITAN BANK AND TRUST 401(K) PLAN

Date: June 30, 2003	By:	/s/ MICHAEL COUTURIER
Michael Couturier Vice President and Director of Employee Benefits Sky Financial Group, Inc.